UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)
_____________________
Progress Software Corporation
(Name of Subject Company (Issuer))
Progress Software Corporation
(Name of Filing Person (Issuer and Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
Not applicable
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Robert W. Sweet, Jr., Esq.
John D. Hancock, Esq.
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$17,875,505	$1,912.68***

*	Estimated for purposes of calculating the filing fee only. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 1,836,887 shares of common stock of Progress Software Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of the value of the transaction.

***	Previously paid in connection with the filing person’s Schedule TO filed with the Securities and Exchange Commission on December 22, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, as amended by Amendment No. 1 filed with the SEC on January 4, 2007, Amendment No. 2 filed with the SEC on January 17, 2007, Amendment No. 3 filed with the SEC on January 24, 2007, Amendment No. 4 filed with the SEC on January 31, 2007 and Amendment No. 5 filed with the SEC on February 7, 2007 (as amended, the “Schedule TO”), by Progress Software Corporation, a Massachusetts corporation (the “Company”). The Schedule TO relates to the issuer tender offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend, dated December 22, 2006 (the “Offer to Amend”), filed as Exhibit (a)(1)(A) to the Schedule TO) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”), filed as Exhibit (a)(1)(C) to the Schedule TO. Each eligible participant in the Offer may elect to amend each of his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and to receive from the Company a special Cash Bonus (as defined in the Offer to Amend), upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 6 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.
Item 11. Additional Information.
     Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:
     On February 12, 2007, the Company distributed to eligible participants in the Offer a notice of revised payment date and extension, a copy of which is attached hereto as Exhibit (a)(5)(I) and incorporated herein by reference, announcing (i) that the Vested Cash Bonus, as defined in the Offer to Amend, will be payable on or about January 2, 2008, rather than on or about January 20, 2008, and (ii) that the Company is extending the Offer until 12:00 midnight, Eastern Time, on February 21, 2007, in each case upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal. The Offer had been previously scheduled to expire at 12:00 midnight, Eastern Time, on February 12, 2007.
     As of the close of business on February 9, 2007, eligible participants had accepted the Offer with respect to Eligible Options to purchase up to approximately 1.8 million shares of the Company’s common stock, representing approximately 98% of the shares of common stock purchasable under Eligible Options outstanding as of December 15, 2006.
     Except for the revised payment date of the Vested Cash Bonus and the extension of the expiration date, the Offer remains subject to the terms and conditions set forth in the Offer to Amend, the Letter of Transmittal and other related tender offer materials filed by the Company with the SEC.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(I)	Notice of Revised Payment Date of the Vested Cash Bonus and Extension of the Expiration Date of the Offer, dated February 12, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Date: February 12, 2007

Exhibit Number	Description
(a)(1)(A)	Offer to Amend, dated December 22, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(1)(B)	Announcement of Offer to Amend (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(1)(C)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(1)(D)	Withdrawal Form (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Form of Reminder of Expiration Date (incorporated by reference to Exhibit (a)(5)(A) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(B)	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus (incorporated by reference to Exhibit (a)(5)(B) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(C)	Form of Option Summary (incorporated by reference to Exhibit (a)(5)(C) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(D)	Presentation by Ernst & Young LLP to eligible participants in the Offer on January 4, 2007, entitled “Progress Software Corporation’s Offer to Amend Certain Stock Options” (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 1 dated January 4, 2007 to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(E)	Form of Communication to each Eligible Participant regarding Estimated Cash Payment Amounts and Scheduled Cash Payment Dates (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 2 dated January 16, 2007 to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

Exhibit Number	Description
(a)(5)(F)	Notice of Extension of the Expiration Date of the Offer (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 dated January 24, 2007 to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(G)	Notice of Extension of the Expiration Date of the Offer, dated January 31, 2007 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 4 dated January 31, 2007 to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(H)	Notice of Extension of the Expiration Date of the Offer, dated February 7, 2007 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 5 dated February 7, 2007 to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(a)(5)(I)	Notice of Revised Payment Date of the Vested Cash Bonus and Extension of the Expiration Date of the Offer, dated February 12, 2007.

(b)	Not applicable.

(d)(1)	Progress Software Corporation 1992 Incentive and Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 1992).

(d)(2)	Progress Software Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1994).

(d)(3)	Progress Software Corporation 1997 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000).

(d)(4)	Progress Software Corporation 2002 Nonqualified Stock Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002).

(d)(5)	Progress Software Corporation 2004 Inducement Stock Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004).

(d)(6)	Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998).

(d)(7)	First amendment to Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by

Exhibit Number	Description
reference to Exhibit 10.10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1999).

(d)(8)	Letter agreement dated November 15, 2005 with Joseph W. Alsop regarding Fiscal 2005 Stock Option Grant (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated as of November 15, 2005).

(d)(9)	Form of Option Amendment Agreement, with payment to the Company, executed by certain executive officers of the Company (incorporated by reference to Exhibit (d)(9) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(d)(10)	Form of Option Amendment Agreement, with payment to the Company, executed by certain non-employee directors of the Company (incorporated by reference to Exhibit (d)(10) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(d)(11)	Form of Option Amendment Agreement, with cash bonus, executed by certain executive officers of the Company (incorporated by reference to Exhibit (d)(11) to the Company’s Tender Offer Statement on Schedule TO dated December 22, 2006).

(g)	Not applicable.

(h)	Not applicable.